Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2011 and 2010
(Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Independent Auditors’ Report

To the Shareholders of
Leading Brands, Inc.

We have audited the accompanying consolidated financial statements of Leading Brands, Inc. which comprise the consolidated balance sheets as at February 28, 2011 and 2010 and the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), Cash Flows and Changes in Shareholders’ Equity for each of the years in the three-year period ended February 28, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Leading Brands, Inc. as at February 28, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2011, in accordance with Canadian Generally Accepted Accounting Principles.

/s/ BDO CANADA LLP

Chartered Accountants

Vancouver, Canada
May 17, 2011

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at February 28	2011	2010

Assets
Current
Cash	$1,870,600	$1,899,386
Accounts receivable (Note 15(a))	730,884	1,130,989
Inventory (Note 2)	1,161,848	1,788,727
Prepaid expenses and deposits (Note 4)	177,915	129,979
	3,941,247	4,949,081
Property, plant and equipment (Note 3)	9,108,285	9,216,196
Intangible assets (Note 1)	108,960	108,960
Future income taxes (Note 12)	2,807,730	3,488,609
Total Assets	$15,966,222	$17,762,846

Liabilities and Shareholders’ Equity
Liabilities
Current
Accounts payable and accrued liabilities	$1,589,861	$2,204,264
Current portion of long-term debt (Note 5)	487,613	1,319,524
	2,077,474	3,523,788
Long-term debt (Note 5)	1,628,412	2,596,069
Lease Inducement (Note 6)	50,051	75,611
	3,755,937	6,195,468
Shareholders’ Equity
Share Capital
Authorized (Note 7(a)) 500,000,000 common shares without par value 20,000,000 preferred shares without par value Issued 3,579,249 common shares (2010 – 3,923,275)	40,607,350	44,508,673
Treasury stock	(19,536)	-
Contributed surplus	12,821,109	8,257,899
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Deficit	(41,776,554)	(41,777,110)
	12,210,285	11,567,378
Total Liabilities and Shareholders’ Equity	$15,966,222	$17,762,846

Approved on behalf of the Board:

/s/Ralph McRae	Director

/s/Darryl Eddy	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

Year Ended February 28	2011	2010	2009

Gross Sales	$20,048,942	$22,172,673	$32,497,912

Less: Discounts, rebates and slotting fees	(1,139,911)	(1,646,440)	(4,302,262)

Net Sales	18,909,031	20,526,233	28,195,650

Expenses (income)
Cost of sales	11,673,948	13,455,567	21,438,956
Selling, general and administrative	5,862,189	4,217,008	7,524,881
Amortization of property, plant and equipment and other	701,389	728,993	767,798
Interest on long-term debt	166,450	221,795	327,148
Interest on current debt	958	7,762	137,421
Loss (gain) on contract settlement (Note 9)	(158,960)	-	308,280
Foreign exchange gain	(6,619)	(21,330)	-
Interest income	(15,997)	(5,066)	(33,545)
Write down of goodwill (Note 1)	-	-	3,353,543
Loss (gain) on disposal of assets	4,238	8,515	(250,880)

	18,227,596	18,613,244	33,573,603

Income (loss) before income tax	681,435	1,912,989	(5,377,953)

Income tax (Note 12)	680,879	735,133	289,285

Net income (loss) for the year	556	1,177,856	(5,667,238)

Foreign exchange translation adjustment	-	-	(15,359)

Comprehensive income (loss)	$556	$1,177,856	$(5,682,597)

Earnings (loss) per share
Basic and diluted	$0.00	$0.30	$(1.42)

Weighted average common shares outstanding
Basic and diluted (Note 7(h))	3,853,866	3,980,202	3,991,625

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

Year Ended February 28	2011	2010	2009

Cash provided by (used in)

Operating activities
Net income (loss) for the year	$556	$1,177,856	$(5,667,238)
Items not involving cash
Amortization of property, plant and equipment and other	701,389	728,993	767,798
Amortization of leasehold inducement (Note 6)	(25,560)	(25,560)	(13,845)
Loss (gain) on disposal of assets	4,238	8,515	(250,880)
Non-cash component of gain on contract settlement	(108,960)	-	-
Impairment write down goodwill (Note 1)	-	-	3,353,543
Stock based compensation (Note 8)	1,674,875	249,442	306,773
Future income taxes (Note 12)	680,879	735,133	287,887
Changes in non-cash operating working capital items (Note 13)	364,645	1,558,159	1,008,044

	3,292,062	4,432,538	(207,918)
Investing activities
Purchase of property, plant and equipment	(597,762)	(349,068)	(780,957)
Proceeds on disposal of assets	-	10,519	484,263

	(597,762)	(338,549)	(296,694)
Financing activities
Decrease in bank indebtedness	-	(1,512,915)	(571,799)
Repurchase of common shares	(1,032,525)	(187,417)	-
Proceeds from issuance of long-term debt	-	-	72,478
Repayment of long-term debt	(1,690,608)	(1,194,374)	(1,161,172)

	(2,723,133)	(2,894,706)	(1,660,493)

Decrease (increase) in cash and cash equivalents	(28,833)	1,199,283	(2,165,105)

Effect of exchange rates on cash	47	172	(21,773)

Cash and cash equivalents, beginning of year	1,899,386	699,931	2,886,809

Cash and cash equivalents, end of year	$1,870,600	$1,899,386	$699,931

Supplementary disclosure of cash flow Information

Cash paid during the year
Income tax payments, net	$-	$-	$1,398
Interest received	15,997	5,066	33,868
Interest paid	169,783	233,668	474,441

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

For the years ended February 28, 2011, 2010 & 2009

	Shares	Amount

Common Stock

Balance at March 1, 2008 and February 28, 2009	3,991,625	$45,283,762
Shares repurchased (Note 7 (b))	(68,350)	(775,089)
Balance at February 28, 2010	3,923,275	44,508,673
Shares repurchased (Note 7 (b))	(344,026)	(3,901,323)

Balance at February 28, 2011	3,579,249	$40,607,350

Treasury Stock
Balance at March 1, 2008, February 28, 2009 and 2010		$-
Shares repurchased (Note 7(b))		19,536
Balance at February 28, 2011		$19,536

Contributed Surplus
Balance at March 1, 2008		$7,114,012
Stock based compensation on issued stock options (Note 8)		306,773
Balance at February 28, 2009		7,420,785
Shares repurchased (Note 7 (b))		587,672
Stock based compensation on issued stock options (Note 8)		249,442
Balance at February 28, 2010		8,257,899
Shares repurchased (Note 7 (b))		2,888,335
Stock based compensation on issued stock options (Note 8)		1,674,875

Balance at February 28, 2011		$12,821,109

Deficit
Balance at March 1, 2008		$(37,287,728)
Net loss		(5,667,238)
Balance at February 28, 2009		(42,954,966)
Net income		1,177,856
Balance at February 28, 2010		(41,777,110)
Net income		556

Balance at February 28, 2011		$(41,776,554)

Accumulated other comprehensive income
Balance at March 1, 2008		$593,275
Foreign exchange translation adjustment		(15,359)
Balance at February 28, 2009		577,916
Foreign exchange translation adjustment		-

Balance at February 28, 2010 and 2011		$577,916

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

1.	Summary of Significant Accounting Principles

Nature of Business	Leading Brands Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 18.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a strategic plan that outlined the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after March 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. Since the Company shares trade exclusively in the US, the Company has decided to convert to US GAAP as of March 1, 2011.

Consolidation	These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Comparative Figures

Certain amounts reported in prior years have been reclassified to conform to current period presentation. These reclassifications did not affect consolidated net income, shareholders’ equity, cash flows, assets, or liabilities for the years presented.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make estimates and assumptions in determining carrying value include accounts receivable, inventory, property, plant and equipment, future income taxes, intangible assets, and stock-based compensation.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

Stock-Based Compensation

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (see Note 8). Compensation costs for employees is generally amortized using the straight-line method over the period from the grant date to the date the options vest. Compensation expense for non-employees is recognized immediately for past services and pro-rata for future services over the service provision period. Compensation for non-employees is re- measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Foreign-currency denominated transactions are translated, under the current rate method in accordance with CICA Handbook Section 1651 “Foreign Currency Translation” and the FASB issued authoritative guidance regarding foreign currency translation, at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year-end exchange rate. All such exchange gains and losses are included in the determination of income.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require management judgment regarding the ability to collect the amounts due.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and net realizable value.

Property, plant and equipment	Property, plant and equipment are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	7% - 20%
Buildings	5%
Automotive equipment	20%
Land improvements	8%
Furniture, fixtures, computer hardware and software	20%

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

Property, plant and equipment - continued	Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Management periodically performs a review of undiscounted future operating cash flows to assess the recoverability of the property, plant and equipment. Property, plant and equipment are written down when their carrying value is not recoverable.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured. The Company records shipping and handling revenue as a component of sales revenue.

Incentives offered to customers including rebates, cash discounts, and volume discounts are recorded as a reduction of net sales when sales are recognized. Slotting fees paid to various customers are recorded in prepaid expenses and amortized into sales discounts over 12 months from the date of the first sale to those customers.

Goodwill and Intangible Assets

For the year ended February 28, 2009, following a detailed review of the fair value calculations, the Company wrote off its goodwill asset as its market capitalization as at February 28, 2009 no longer supported it. As a result, the goodwill asset was written down to nil for the year ended February 28, 2009.

Trademarks, rights and other intangible assets acquired which are expected to provide future benefits are recorded at cost and amortized over their estimated useful lives. Other intangible assets that are determined to have indefinite lives are tested for impairment when a change in circumstances occurs that may indicate its carrying amount might not be recoverable.

Income Tax

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction when these differences are expected to be realized. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgement is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance (Note 12).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

Leases

Leases are classified as either capital or operating in nature. Capital leases are those which substantially transfer the benefits and risks of ownership to the lessee. Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of the lease payment is charged to expense.

Comprehensive Income

Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

Financial Instruments

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for- sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method. As at February 28, 2011, the Company has classified its accounts receivable as loans and receivables and its accounts payable and accrued liabilities and long term debt as other financial liabilities. The fair value of these financial instruments approximates their carrying value.

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise. As at February 28, 2011, the Company has classified its cash as held-for- trading. The fair value of these financial instruments approximates their carrying value.

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

The Company has chosen to include transaction costs in the carrying value of financial liabilities that have been designated as other than held for trading in accordance with S3855.57(a) .

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

2.	Inventory

	2011	2010
Finished goods	$524,967	$1,142,473
Raw materials	636,881	646,254
	$1,161,848	$1,788,727

The ending balance above includes a total inventory obsolescence provision of $117,320 as at February 28, 2011 (2010 - $118,652).

3.	Property, Plant and Equipment

			2011	2010

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$14,480,584	$7,156,979	$7,323,605	$7,324,779
Buildings	1,931,944	1,123,131	808,813	851,382
Automotive equipment	39,476	36,937	2,539	3,895
Land	433,613	-	433,613	433,613
Land improvements	1,861	1,111	750	815
Leasehold improvements	229,482	155,641	73,841	92,300
Furniture and fixtures	601,544	535,996	65,548	82,328
Computer hardware and software	2,628,763	2,229,187	399,576	427,084

	$20,347,267	$11,238,982	$9,108,285	$9,216,196

Property, plant and equipment includes equipment acquired under capital leases with an initial cost of $2,687,820 (2010 – $2,687,820). Accumulated amortization of assets acquired under capital leases is $623,410 (2010 – $468,025).

4.	Prepaid Expenses and Deposits

	2011	2010

Slotting fees	$22,470	$3,167
Insurance premiums	73,563	56,531
Rental deposits and other	81,882	70,281

	$177,915	$129,979

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

5.        Long-term Debt

		2011	2010

a)	Bank loan, principal and interest repayable at $8,408 per month including interest at a rate of bank prime plus 1.25%, renewable on February 1, 2012. Portions of this loan amortize until June 2019 and April 2021.	$837,100	$2,083,515

b)	Capital lease, principal and interest repayable at $6,907 per month including interest at a five-year fixed rate of 6.53% per annum, collateralized by certain pieces of manufacturing equipment until October, 2011.	150,912	221,420

c)	Capital lease, principal and interest repayable at $8,601 per month including interest at a three-year fixed rate of 5.675% per annum, collateralized by certain pieces of manufacturing equipment until February, 2011.	-	121,441

d)	Capital lease, principal and interest repayable at $15,024 per month including interest at a seven-year fixed rate of 6.575% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	647,928	780,831

e)	Capital lease, principal and interest repayable at $12,729 per month including interest at a seven-year fixed rate of 6.125% per annum, collateralized by certain pieces of manufacturing equipment until September, 2014.	480,085	599,426

f)	Other	-	108,960
		2,116,025	3,915,593
	Less: current portion	487,613	1,319,524
		$1,628,412	$2,596,069

Principal due over the remaining terms of the long-term debt is as follows:

2012	$487,613
2013	357,161
2014	379,086
2015	344,874
2016	80,493
2017 and thereafter	466,798

$2,116,025

The agreement with respect to the bank facility (Note 5(a)) contains four financial covenants. They are a tangible net worth covenant, a current ratio covenant, capital acquisition covenant, and a debt coverage covenant. The Company was in compliance with all covenants at February 28, 2011. The agreement with respect to the bank facility (Note 5(a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 (2010 - $3,500,000) subject to the availability of eligible collateral. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.75% - 2.25% (2010- 1.75 - 2.25%) . The operating loan, as well as the bank facility (Note 5(a)) is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

6.	Lease Inducement

In the 2009 fiscal year, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount is being amortized over the remainder of the lease term. The amortization for the fiscal year ended February 28, 2011 was $25,560 (2010 - $25,560; 2009 - $13,845) with a corresponding credit to rental expense under the category of selling, general and administrative expenses.

7.	Share Capital

a)	Authorized share capital

	Number of Shares

	2011	2010

Common shares without par value	500,000,000	500,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

There are no preferred shares outstanding as at February 28, 2011 & 2010.

b)	On February 2, 2010, the Company implemented a five-to-one share consolidation of the

Company’s common stock. The outstanding common share, stock option and share purchase warrant numbers reported have been retroactively adjusted for the consolidation.

In the year ended February 28, 2011, the Company repurchased 344,026 of its issued and outstanding shares in the amount of $1,012,988. Since the average issue price of common shares at the time of repurchase was $11.34, share capital has been reduced by $3,901,323 and contributed surplus has been increased by $2,888,335.

In the year ended February 28, 2010, the Company repurchased 68,350 of its issued and outstanding shares in the amount of $187,417. Since the average issue price of common shares at the time of repurchase was $11.34, share capital has been reduced by $775,089 and contributed surplus has been increased by $587,672.

As at year-end, 5,600 shares were held by the Company in treasury and these shares were repurchased in the amount of $19,536. Subsequent to year-end, the Company repurchased an additional 89,113 of its issued and outstanding shares in the amount of $308,295.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

7.	Share Capital – continued

	c)	Stock Options

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options generally begin vesting after 7 months at 7/60th of the total grant and continue to vest at 1/60th per month for a total of 60 months. The options generally have a life of 10 years. The Company does not have a formal stock option plan.

	d)	Stock Option Information

		Weighted Average
	Issued and	Exercise Price
	Outstanding Options	(USD)

Outstanding at March 1, 2008	302,200	$6.70
Granted	221,000	3.35
Cancelled	(32,767)	7.63
Forfeited	(35,733)	4.69
Expired	(36,534)	5.90

Outstanding at February 28, 2009	418,166	5.10
Granted	65,000	3.50
Cancelled	(17,333)	6.60
Forfeited	(25,333)	5.84
Expired	(4,700)	5.79

Outstanding at February 28, 2010	435,800	4.74
Granted	747,000	2.45
Cancelled	(49,634)	4.46
Forfeited	(64,166)	3.16
Expired	(100,000)	5.00

Outstanding at February 28, 2011	969,000	$3.07

The weighted average date-of-grant fair value of the options granted during 2011 was $2.17 US (2010 - $3.24 US; 2009 - $3.05 US) per share based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 8.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

7.	Share Capital – continued

	e)	Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 28, 2011.

	Number of	Weighted Average	Exercise	Number of
	Options	Remaining Contractual	Price	Options
	Outstanding	Life (Years)	(USD)	Exercisable

	697,000	9.25	$2.45	603,010
	113,000	7.33	$3.00	60,264
	65,000	8.58	$3.50	18,430
	33,833	3.42	$5.20	33,830
	20,000	6.92	$7.10	12,330
	20,000	7.17	$6.20	11,310
	10,000	6.58	$15.75	6,670
	4,833	3.92	$4.05	4,833
	2,000	5.33	$24.65	1,864
	1,767	4.92	$5.35	1,767
	1,567	5.25	$12.85	1,464

February 28, 2011	969,000			755,775

February 28, 2010	435,800			231,991

February 28, 2009	418,166			201,897

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

7.	Share Capital – continued

	f)	Share Purchase Warrants Information

The company’s issued and outstanding share purchase warrants are as follows:

	Number of	USD Average
	Warrants	Exercise Price

Balance at February 28, 2011 and 2010	363,400	$19.75

The Company issued 330,000 common share purchase warrants related to the private placement and 33,400 common share purchase warrants to the placement agent pursuant to the terms of an agreement related to the issuance of common shares on August 9, 2007. Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $16.45 U.S. per share in the event that the Company issues new shares at a price lower than the exercise price.

g)	Shareholder Protection Rights Plan

On August 26, 2003, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is attached to each outstanding common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price.

At the Annual General Meeting on June 30, 2010 the Shareholder Protection Rights Plan was updated to reflect current industry standards and changes in legislation, and was extended for five years.

h)	Earnings (Loss) Per Common Share

The Company uses the “Treasury Stock Method” to calculate earnings (loss) per common share. Under this method basic earnings (loss) per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. On February 2, 2010, the company completed a share consolidation converting five shares of the Company’s stock into one new share of common stock. Previous year information has been adjusted to reflect this consolidation.

For the years ended February 28, 2011, February 28, 2010, and February 28, 2009, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 1,332,400, 799,200 and 781,566, respectively, were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

8.	Stock-Based Compensation

	a)	The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2011	2010	2009

Risk-free rate	3.29%	3.51%	3.68% to 3.80%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	94%	108%	100%
Weighted average expected life of the options (months)	120	120	120

b)

In connection with the vesting of certain employees, officers and directors stock options for the year ended February 28, 2011, the Company has recorded stock option compensation of $1,674,875 (2010 - $249,442; 2009 - $306,773) which was credited to contributed surplus and expensed in selling, general and administrative expenses in the year.

9.	Gain/Loss on Contract Settlements

In the fiscal year ended February 28, 2011, the Company recorded a gain of $158,960 relating to the termination of a distribution agreement and a long-standing liability settlement.

In the fiscal year ended February 28, 2009, the Company recorded a loss on contract settlement of $308,280 from the early termination of a warehouse lease at a substantial net discount.

No such contract settlements occurred during the year ended February 28, 2010.

10.	Commitments

	a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual lease payments over the remaining terms of the leases are as follows:

2012	$648,356
2013	420,796
2014 and thereafter	-

Total future minimum lease payments	$1,069,152

b)	The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

11.	Contingencies

The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

12.	Income Tax

	2011	2010	2009
Current	$-	$-	$1,398
Future	680,879	735,133	287,887
	$680,879	$735,133	$289,285

The difference in income tax expense due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to income (loss) before income taxes was as follows for each of the years in the three-year period ended February 28, 2011:

	2011	2010	2009

Income tax expense (recovery) computed at basic Canadian statutory rates	28.2%	29.8%	(30.8)%
Foreign income (loss) taxes at other than Canadian statutory rates	(2.1)%	(0.5)%	(3.8)%
Effect of non-deductible amounts	68.9%	4.3%	(7.0)%
Foreign exchange revaluation impact	29.9%	18.0%	0.0%
Change in statutory rate	2.9%	(1.6)%	14.5%
Changes in valuation allowance	(26.6)%	(11.6)%	32.5%
Other	(1.3)%	0.0%	0.0%

	99.9%	38.4%	5.4%

The change in statutory rates represents rate changes enacted by the Canadian federal government through January 1, 2012.

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2011	2010

Operating and other losses carried forward	$4,284,223	$5,176,888
Property, plant and equipment	2,000,392	1,935,002
Trademark and deferred costs	107,529	119,628
Un-realized foreign exchange loss	37,829	36,814
Financing costs	56,081	112,162
Total future income tax assets	6,486,054	7,380,494
Valuation allowance	(3,678,324)	(3,891,885)

Net future income tax assets	$2,807,730	$3,488,609

The Company’s future tax assets also include approximately $224,000 (2010 - $449,000) related to future deductions of share issue costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statements of Loss and Comprehensive Loss.

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 28, 2011, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $13.5 million which can be applied against future earnings of the subsidiaries. The net operating loss carry forward amounts commence to expire in 2025 through 2031.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

13.	Changes in Non-Cash Operating Working Capital Items

	2011	2010	2009

Change in non-cash working capital related to operations:
Accounts receivable	$400,105	$347,444	$851,287
Inventory	626,879	1,307,676	1,492,429
Prepaid expenses and deposits	(47,936)	47,659	222,701
Accounts payable and accrued liabilities	(614,403)	(144,620)	(1,558,373)

	$364,645	$1,558,159	$1,008,044

14.	Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		2011	2010	2009

i)	Incurred consulting fees with a company related by a director in common	$84,000	$84,000	$84,000

ii)	Incurred professional service fees with a company eelated by a director in common	$528,000	$479,600	$510,400

iii)	Incurred marketing consulting services with a company related by a director in common	$74,200	$64,800	$69,300

iv)	Sold water to a company with a director in common	$-	$-	$14,280

v)	Sold assets to a company with a director in common	$-	$-	$450,500

vi)	Incurred consulting fees with a company related by an officer in common	$239,118	$192,218	$199,616

vii)	Incurred services from a company related by a director in common	$4,070	$2,525	$5,283

viii)	Incurred brokerage and placement agent fees and expenses from a company related by a director in common	$-	$4,929	$-

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

15.	Financial Risk Management

	a)	Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at February 28, 2011, the Company is exposed to credit risk through the following assets:

	February 28, 2011	February 28, 2010
Trade Receivables	$722,388	$1,136,007
Other Receivables	32,723	65,231
Allowance for Doubtful Accounts	(24,227)	(70,249)
	$730,884	$1,130,989

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the year ended February 28, 2011, the Company’s ten largest customers comprised approximately 86% (2010 - 84%; 2009 - 82%) and no one customer comprised more than 73% (2010 - 67%; 2009 - 47%). In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at February 28, 2011, 100% of trade receivables are current or have been provided for.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 16. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and the debt maturity requirements.

The Company has credit facilities that are renewed annually in order to make sure that sufficient funds are available to meet its financial needs. There is a risk that these credit facilities will not be renewed by the existing lender and that the Company would then be required to find an alternative source of financing.

Accounts payable and accrued liabilities are generally due within 30 days.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

15.	Financial Risk Management – continued

	b)	Liquidity Risk – continued

The agreement with respect to the bank facility (Note 5(a)) contains four financial covenants. They are a tangible net worth covenant, a current ratio covenant, capital acquisition covenant, and a debt coverage covenant. The Company was in compliance with all covenants at February 28, 2011.

	c)	Market Risk

i)

Currency risk –The Company concludes sales in U.S. dollars to customers in the US and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in US dollars. The Company has not hedged its exposure to currency fluctuations.

At February 28, 2011, the Company’s cash balances included $147,000 denominated in U.S. dollars (2010 - $84,000), accounts receivable balances included $50,000 denominated in U.S. dollars (2010 - $17,000), and the Company’s accounts payable and accrued liabilities balance included $136,000 denominated in U.S. dollars (2010 - $308,000).

As at February 28, 2011, all other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $3,000 on net earnings for the year. A 5% US/Canadian dollar decrease would have a positive impact of similar magnitude.

ii)

Interest rate risk – The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Long-term debt may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. As at February 28, 2011 the Company has long term debt with its primary lender at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at February 28, 2011, the Company had short and long-term debt with variable interest rates in the amount of $905,000. A 1.0% increase in the interest rate on average borrowing levels for the fiscal year ending February 28, 2011 would have an unfavourable impact of approximately $15,000 on net earnings for the year. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

15.	Financial Risk Management – continued

	d)	Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash which are classified as level 1. The Company does not have any level 2 or level 3 financial instruments.

16.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and benefits for other stakeholders, and to maintain financial flexibility in, or to take advantage of, opportunities as they arise.

In the management of capital, the Company includes shareholders’ equity, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items, and funds large capital expenditure projects through long-term debt.

17.	Segmented Information

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages and waters. Substantially, all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all the years reported are less than 10%.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

Adjustments to Consolidated Statements of Income (Loss)

	2011	2010	2009
Net income (loss) for the year, Canadian GAAP	$556	$1,177,856	$(5,667,238)
Application of ASC 815-40 (ii)	(65,677)	-	-
Net income (loss) for the year, US GAAP	$(65,121)	$1,177,856	$(5,667,238)
Basic and diluted income (loss) per share, US GAAP	$(0.02)	$0.30	$(1.42)

Comprehensive Income (Loss)

	2011	2010	2009

Net income (loss), US GAAP	$(65,121)	$1,177,856	$(5,667,238)
Other comprehensive income:
Foreign currency translation Adjustments	-	-	(15,359)

Comprehensive income (loss), US GAAP	$(65,121)	$1,177,856	$(5,682,597)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

Adjustments to Assets, Liabilities and Shareholders’ Equity

	2011	2010
Total assets, Canadian GAAP	$15,966,222	$17,762,846
Write-off website development costs (i)	(108,960)	(108,960)
Total assets, US GAAP	$15,857,262	$17,653,886

Total liabilities, Canadian GAAP	$3,755,937	$6,195,468
Change in liabilities relating to:
Embedded derivative liability (ii)	245,983	-

Total liabilities, US GAAP	4,001,920	6,195,468
Total shareholders’ equity, Canadian GAAP	12,210,285	11,567,378
Change in contributed surplus relating to:
Application of ASC 815-40 (ii)	(180,306)	-
Change in deficit relating to:
Application of ASC 350-50 (i)	(108,960)	(108,960)
Application of ASC 815-40 (ii)	(65,677)	-
Total shareholders’ equity, US GAAP	11,855,342	11,458,418
Total liabilities and shareholders’ equity, US GAAP	$15,857,262	$17,653,886

i)

Under FASB ASC 350-50 (“ASC 350-50”), Website Development Cost in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

ii)

Under FASB ASC 815-40-15 (“ASC 815-40”), non-employee stock options granted during the year ended February 28, 2011 met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus did not meet the “fixed-for-fixed” criteria of that guidance. As a result, the Company was required to separately account for the stock options as a derivative instrument liability recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to income. In Canada non-employee options exercisable in a currency other than the functional currency of the Company do not meet the criteria for liability accounting. The Company adopted this standard effective March 1, 2009. For the year ended February 28 2010 the difference between Canadian GAAP and US GAAP for the presentation of such instruments was insignificant.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
February 28, 2011 and 2010

18.	Differences Between Canadian and United States Generally Accepted Accounting Principles – continued

	iii)	Recent accounting pronouncements affecting the Corporation’s financial reporting under U.S. GAAP are summarized below:

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (Topic 718). The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The adoption of the provisions of this amendment allowed for the Company not to separately account for employee stock options as a liability measured at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to income which would have been material for the year ended February 28, 2011. Additionally the cumulative effect of adopting this standard was determined to be insignificant.

The reason for the early adoption of this new standard was it allowed for what the Company believes to be a more accurate classification of employee share-based payments with an exercise price denominated in the currency of a market in which the underlying equity security trades as opposed to the Company’s functionally currency as equity rather than as a liability. As a result of adopting this standard early there is no difference between Canadian GAAP and US GAAP in respect of employee stock option grants.

Previously employee share-based payment awards were accounted in accordance with FASB ASC 815-40-15 and would have required liability accounting which created a difference between Canadian and US GAAP. For the year ended February 28, 2010 the adoption of ASC 815-40-15 on employee share-based payments did not create a significant difference between Canadian and US GAAP.